Calculation of Filing Fee Tables
S-3
NEW YORK MORTGAGE TRUST, INC.
Narrative Disclosure
The maximum aggregate amount of the securities to which the prospectus relates is 97,750,000. The maximum aggregate offering price of the securities to which the prospectus relates is $97,750,000.00. The prospectus is a final prospectus for the related offering.
The maximum aggregate amount for such offering is $97,750,000, which includes $12,750,000 aggregate principal amount of 9.875% Senior Notes due 2030 that may be offered and sold pursuant to the exercise in full of the underwriters' option to purchase additional notes to cover over-allotments, if any.